EXHIBIT 99.1

MAG Silver Reports 2022 Annual Results

VANCOUVER, British Columbia, March 27, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2022. For details of the audited consolidated financial statements, Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2022, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

  The Juanicipio Project was connected to the national power grid on December 28, 2022. With the entire system energized, commissioning of the plant commenced in early January 2023 with full load commissioning now underway.

  Juanicipio produced its first lead concentrate during March 2023 and expects its first commercial shipment of concentrate in the coming weeks.

  MAG reported net income of $17,644 or $0.18 per share for the year ended December 31, 2022 ($6,025 or $0.06 per share for the year ended December 31, 2021).

  MAG reported net loss of $825 or $(0.01) per share for the fourth quarter (“Q4”) of 2022 ($8,662 net income or $0.09 per share for Q4 2021).

  Discovery of the Carissa zone found in aggressive step-outs drilled 1 km to the southwest of the Deer Trail mine corridor.

  Closed a $42,558 bought deal public offering of common shares on February 7, 2023.

  Closed a $17,333 (C$23,024) bought deal private placement of common shares on February 16, 2023 on a “flow-through basis”.

  The Sustainalytics Environmental Social Governance (ESG) risk rating for MAG improved 27% to 33.5 from 46.0, over the last twelve months. Since the initiation of Sustainalytics coverage of MAG in April 2019 the overall score has improved by 46%.

OPERATIONAL (on a 100% basis unless otherwise noted)

  The beneficiation plant at the Juanicipio Project, which was recently energized following connection to the national power grid has commenced commissioning and full-scale ramp-up of milling activities. As reported by the operator, Fresnillo, the operation remains on track to reach nameplate production mid-to-late 2023. During this ramp-up period, excess mineralized material from the Juanicipio Project continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) on available capacity basis.

  For the year ended December 31, 2022:
    646,148 tonnes of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 8,697,372 payable silver ounces, 20,268 payable gold ounces, 4,487 payable lead tonnes and 6,758 payable zinc tonnes produced and sold;
    average silver head grade for the year was 520 grams per tonne (“g/t”); and
    pre-commercial production revenue (net of treatment and processing costs) totaled $215,736, less $61,985 in mining and transportation costs, and $20,913 in depreciation and amortization, netting $132,838 in gross profit by Juanicipio.

  For the three months ended December 31, 2022:
    165,786 tonnes of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 1,825,680 payable silver ounces, 4,903 payable gold ounces, 1,058 payable lead tonnes and 1,673 payable zinc tonnes produced and sold;
    average silver head grade for the quarter was 415 g/t; and
    pre-commercial production revenue (net of treatment and processing costs) totaled $45,881 for the quarter, less $15,877 in mining and transportation costs and $5,861 in depreciation and amortization charges, netting $24,143 in gross profit by Juanicipio.

  At the end of the year, Juanicipio held cash balances of $1,102, down from $18,972 at the end of 2021, mainly as a result of continued capital expenditures, offset by higher margins. At the end of the quarter, Juanicipio held cash balances of $1,102, down from $18,176 at the end of Q3, impacted by continued capital expenditures, lower margins as a result of fewer milled tonnes, lower milled grades, additional working capital in preparation of operations startup and ongoing underground development expenditures, which were partially offset by higher metal prices.

  In the expectation of Juanicipio’s connection to the electrical grid in Q4, available plant capacity at the nearby Saucito and Fresnillo processing facilities was reduced impacting milling performance by 8% in comparison to the previous quarter.

  Metal recovery and concentrate grades remain in line with expectations from the initial metallurgical test work conducted on Valdecañas.

CORPORATE

  On October 5, 2022, MAG published its inaugural Sustainability Report underscoring MAG’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company's Environmental, Social and Governance (ESG) commitments, practices, and performance for the 2021 year. A full copy of the report is available on the Company’s website at https://magsilver.com/esg/reports/. MAG has submitted its Sustainability Report as its Communication on Progress (“CoP”) to the United Nations Global Compact (“UN Global Compact”) and the CoP is published on the UN Global Compact website at https://www.unglobalcompact.org/what-is-gc/participants.

  In December 2022, the Company received a cash call amounting to $8,140 from Juanicipio.

  During the year ended December 31, 2022, $3,564 (net of tax) of interest payments were received from Juanicipio (December 31, 2021: nil).

  The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. Additionally, the Company closed a $17,333 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 common shares on a “flow-through basis” (as defined in the Income Tax Act (Canada)) (the “Flow-Through Shares”), including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share.

EXPLORATION

  Juanicipio Project, Mexico:
    The Juanicipio 2022 exploration program completed in Q4 (expended $7,824 on a 100% basis for the year ended December 31, 2022) totaling 25,858 metres and results of this drilling are pending.

    Four holes were drilled at the new “Los Tajos” target (formerly: Cesantoni) (as defined herein) in the northwest part of the Juanicipio concession.

  Deer Trail Project, Utah:
    Results from six of eight completed holes (10,973 metres total) in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17, 2023 with the most notable highlight being the discovery of the Carissa Zone

    The overall results of Phase 2 continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems.

    Assays are pending for completed holes DT22-11 & 12 and a large step out hole (DT22-13) has been completed 1.7 km southeast of the Carissa zone testing a strong geophysical anomaly coincident with the intersection of two major structures.

  Larder Project, Ontario:
    In 2022 MAG initiated a comprehensive data review and drilling campaign on the recently acquired Larder Project. The drilling program focused below and lateral to potential mineralization shoots.

    In total, 10 holes were drilled (10,413 metres) for which assays are pending.

  During the year ended December 31, 2022, the Company recorded a write down of $10,471 on its option earn-in project on a prospective land claim package in the Black Hills of South Dakota.

JUANICIPIO PROJECT UPDATE

Underground Mine Production

With the Juanicipio plant now in the commissioning and ramp-up phase, excess mineralized material from the Juanicipio Project continues to be campaign processed, subject to capacity availability, at the nearby Saucito and Fresnillo plants (both 100% owned by Fresnillo). Metals are refined and sold on commercial terms under long-term off-take agreements with an affiliate of Fresnillo. During the year and quarter ended December 31, 2022, approximately 63% and 70% respectively, of the total tonnage processed was through the Saucito plant. The Saucito plant flowsheet better resembles that of the Juanicipio flowsheet and will provide valuable metallurgical information as production ramps up at Juanicipio.

In the year ended December 31, 2022, a total of 646,148 tonnes of mineralized development and stope material were processed through the Fresnillo plants. The resulting payable metals sold and processing details are summarized in Table 1 below.

Table 1: Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Year Ended December 31, 2022 (646,148 tonnes processed)				Year Ended December 31, 2021 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	8,697,372 ounces	21.70 per oz	188,722	71,369
Gold	20,268 ounces	1,823 per oz	36,958	10,702
Lead	4,487 tonnes	0.95 per lb.	9,380	2,387
Zinc	6,758 tonnes	1.57 per lb.	23,398	4,849
TCRCs and other processing costs			(42,722)	(12,768)
Provisional revenue adjustment related to 2020 sales (1)			-	(1,146)
Net Revenue			215,736	75,393
Mining and transportation costs			(61,985)	(15,329)
Depreciation and amortization			(20,913) (2)	-
Gross Profit			132,838	60,064

(1) Provisional revenues for 2020 were finalized in Q1 2021 resulting in negative adjustment to net revenue of $1,146.

(2) The underground mine is now in stopes with mineralized development and stope material being processed through Fresnillo’s plants and refined and sold. The mine was considered readied for its intended use on January 1, 2022.

In the three months ended December 31, 2022, a total of 165,786 tonnes of mineralized development and stope material were processed through the Fresnillo plants. The resulting payable metals sold and associated processing details are summarized in Table 2 below. The sales and treatment charges for tonnes processed in Q4 2022 were recorded on a provisional basis and will be adjusted in the first quarter of 2023 based on final assay and pricing adjustments in accordance with the offtake contracts.

Table 2: Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended December 31, 2022 (165,786 tonnes processed)				Q4 2021 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	1,825,680 ounces	22.59 per oz	41,235	34,877
Gold	4,903 ounces	1,848 per oz	9,061	6,531
Lead	1,058 tonnes	0.94 per lb.	2,184	1,300
Zinc	1,673 tonnes	1.35 per lb.	4,975	2,729
TCRCs and other processing costs			(11,574)	(6,069)
Net Revenue			45,881	39,368
Mining and transportation costs			(15,877)	(7,593)
Depreciation and amortization			(5,861) (1)	-
Gross Profit			24,143	31,775

(1) The underground mine is now in stopes with mineralized development and stope material being processed through Fresnillo’s plants and refined and sold. The mine was considered readied for its intended use on January 1, 2022.

The average silver head grade for the mineralized development and initial stope material processed in the year and three months ended December 31, 2022 was 520 g/t and 415 g/t, respectively (year and three months ended December 31, 2021 was 470 g/t and 542 g/t, respectively). As per plan, and mine ramp-up, this increased grade for year 2022 reflects more stoped vein material being processed. Metal recovery and concentrate grades are in line with expectations from the initial metallurgical test work conducted on Valdecañas mineralized material.

Processing Plant Construction & Outlook

The Juanicipio Project team delivered the 4,000 tpd processing plant for commissioning in the fourth quarter of 2021. However, as previously reported, in late 2021, the Comisión Federal de Electricidad (“CFE”), a state-owned electrical company, notified Fresnillo that approval to complete the tie-in to the national power grid could not yet be granted and the mill commissioning timeline would therefore be extended. This delay primarily related to staffing effects related to the COVID-19 pandemic on the state-owned electrical company. To mitigate the effect on cash flow generation from the Juanicipio Project while CFE approvals were pending, Fresnillo made available unused plant capacity at its Saucito and Fresnillo operations to process mineralized material produced at the Juanicipio Project during this period, matching commissioning and ramp up tonnages that were previously expected, where possible. On December 28, 2022 the Company announced its receipt of CFE approval, the completion of the electrical tie-in to the national power grid and the envisioned commissioning of the 4,000 tpd processing facility. Commissioning commenced in early January 2023 with feed of lower grade mineralized material to the grinding mills. Mineralized material has been conveyed to the fine ore bin and stockpiled for commissioning and ramp-up operations. Processing of higher grade material is envisioned once the plant is fully commissioned and operating at steady state levels.

With the plant now in the commissioning and ramp-up phase, final project capital costs are expected to wind down as Juanicipio approaches full commercial production and associated free cash flow generation. Additional funding requirements related to market conditions, delayed ramp up to nameplate capacity, tax payments or additional sustaining capital in excess of the operating cash flow generated is expected to be funded by further cash calls required from Fresnillo and MAG.

FINANCIAL RESULTS – YEAR ENDED DECEMBER 31, 2022

As at December 31, 2022, MAG had working capital of $29,232 (December 31, 2021: $57,761) including cash of $29,955 (December 31, 2021: $56,748) and no long-term debt. As well, as at December 31, 2022, Juanicipio had a negative working capital of $1,395 including cash of $1,102 (MAG’s attributable share is 44%).

The Company’s net income for the year ended December 31, 2022 amounted to $17,644 (December 31, 2021: $6,025) or $0.18/share (December 31, 2021: ($0.06)/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $40,767 (December 31, 2021: $15,686) which included MAG’s 44% share of net income from the sale of pre-production development and stope material as well as loan interest earned on mining assets brought into use (see Table 3 below).

Table 3: MAG’s share of income from its equity accounted Investment in Juanicipio

	December 31,	December 31,
	2022	2021
Gross profit from processing mineralized development material (see Underground Mine Production — Juanicipio Project above)	$132,838	$60,064
Consulting and administrative expenses	(8,436)	(1,929)
Extraordinary mining duty	(349)	(337)
Exchange losses and other	(7,458)	(1,363)
Net income before tax	116,595	56,435
Income tax expense	(26,348)	(20,784)
Net income for the year (100% basis)	90,247	35,651
MAG's 44% share of income	39,709	15,686
Loan interest on mining assets - MAG 44%	1,058	-
MAG's 44% share of income from equity accounted Investment in Juanicipio	$40,767	$15,686

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Lake Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  the expected timing for first commercial shipment of concentrates;
  statements regarding the anticipated time and capital schedule to nameplate production capacity at the Juanicipio Project;
  statements that address our expectations with respect to the timing and success of plant commissioning activities, including the anticipated ramp-up of the processing plant at the Juanicipio Project;
  estimated future exploration and development expenditures and other expenses for specific operations;
  the potential for additional capital, sustaining capital and working capital requirements to achieve commercial production at the Juanicipio Project in excess of cashflow generated, including the potential for additional cash calls;
  expected upside from additional exploration; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst other: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks relating to the development of the Juanicipio Project and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks (and COVID-19); supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com

Toll Free: (866) 630-1399
Email: info@magsilver.com